FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on August 29, 2016 in connection with the Registrant's Financial Results for the Second Quarter of 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  August 29, 2016

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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Second Quarter of 2016

Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended June 30, 2016

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Second Quarter of 2016, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements as of June 30, 2016, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2015, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2015 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the second quarter of 2016 that were previously described in Part I of the Company's Quarterly Report for the First Quarter of 2016.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	The Concentration Law may adversely affect our business

Further to Section 1.1 of Part I of the Company's Quarterly Report for the First Quarter of 2016, on August 29, 2016 Yael Andorn was appointed as an independent director of the Company. As of the date of filing this report, Elron's board of directors comprises of four independent directors (three external directors and one independent director) out of seven board members, and thus its composition meets the Concentration Law requirement for a third-tier company.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first half of 2016, Elron (directly and indirectly) invested approximately $17 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	First Investment in Alcide

In June 2016, Elron completed its first investment of $1.5 million in Alcide.IO Ltd. ("Alcide"). Following the investment, Elron holds approximately 30% of Alcide's outstanding share capital. Alcide is developing a security solution for emerging data center environments, to enable visibility and security policy enforcement for hybrid data centers. For further details see Note 3.G to the Financial Statements.

2.3.	Elron Distributions

Further to Item 4A of the 20-F Annual Report regarding the resolution of the Company's Board of Directors to make an application to the Court for a dividend distribution of $15 million not out of the Company's profits, and further to Section 2.3 of Part I of the Company's Quarterly Report for the First Quarter of 2016 regarding filing of the application in the District Court of Tel Aviv, on June 5, 2016, Court approval to distribute the dividend was received. On August 29, 2016, the Company's board of directors approved distribution of the $15 million dividend not out of the Company's profits. For further details see the Company's Immediate Report filed on August 29, 2016 with the SEC on Form 6-K.

2.4.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	BrainsGate

Further to Item 4B of the 20-F Annual Report regarding BrainsGate's $26 million financing round in which Medtronic and other BrainsGate investors, including Elron, participated, in July 2016, subsequent to the date of this report, the second tranche of the financing round in the amount of $15 million was advanced to BrainsGate, including approximately $4.6 million by Elron. For further details see Note 3.B to the Financial Statements.

3.2.	Pocared

In July 2016, subsequent to the date of this report, Elron completed a $9 million investment in Pocared through RDC, as part of a $10 million financing round with other Pocared investors. In addition, in conjunction with the financing round, convertible loans amounting to approximately $5.2 million were converted into Pocared shares. Elron's share in this amount was approximately $4.8 million. Following the investment and the conversion of loans Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to approximately 67%, and from approximately 60% to approximately 68% on a fully diluted basis (an effective holding of approximately 61% in Pocared's outstanding share capital and approximately 60% on a fully diluted basis). For further details see Note 3.A to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

August 29, 2016, Tel Aviv, Israel

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2016

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of June 30, 2016 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential, mainly in the field of medical devices and cyber.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•	Pocared Diagnostics Ltd. (55% by Elron, 12% by RDC) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•	BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2015 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2015 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Group Companies and Elron's holding percentage in them as of the date of filing this report are, among others, as follows:

•	Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•	CartiHeal (2009) Ltd. (35%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the repair of cartilage and subchondral bone.

•	Coramaze Technologies GmbH (28%) ("Coramaze") - Coramaze is a German company developing a device for functional mitral valve regurgitation – backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•	SixGill Ltd. (22%) ("SixGill") - SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

•	Alcide IO Ltd. (30%) ("Alcide") - Alcide is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

•	SecuredTouch Inc. (29% by RDC) ("SecuredTouch") - SecuredTouch develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

•	RDSeed Ltd. (100% by RDC) ("RDSeed") - RDSeed invests in early stage companies in cyber, information technology and enterprise software. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (40%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources;

o	Open Legacy Technologies Ltd. (37%) ("Open Legacy"), which provides an open source solution for modernizing Legacy applications (such as for digital banking);

o	IronScales Ltd. ("IronScales") (16%), which is developing and providing a SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts.

•	PlyMedia Israel (2006) Ltd. (25%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•	In the first six months of 2016, Elron (directly and indirectly) invested approximately $17 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•	Investment in Pocared - In January 2016, Elron and other shareholders invested in Pocared an amount of $5 million (Elron's share was approximately $4.5 million). In May 2016, some of Pocared's shareholders, including Elron, granted Pocared a loan in the amount of $2 million (Elron's share in this loan was approximately $1.95 million). In July 2016, subsequent to the reporting date, Elron, through RDC, and other shareholders invested in Pocared a total amount of $10 million (RDC's share was approximately $9 million). In addition, according to the investment agreement, the entire balance of loans granted to Pocared in the amount of approximately $5.2 million (principal plus accrued interest) was converted into shares (Elron’s share in the loans including interest was approximately $4.8 million). Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% and from approximately 60% to 68% on a fully diluted basis (effective holding of approximately 61% outstanding share capital and 60% on a fully diluted basis). (For further details see Note 3.A to the Financial Statements).

•	Investment in BrainsGate - in January 2015, an investment agreement in BrainsGate in the amount of $26 million was signed, with the participation of Medtronic and additional shareholders of BrainsGate, including Elron. The first installment in the amount of $11 million was invested immediately (Elron's share in the first installment was approximately $3.3 million). In July 2016, subsequent to the reporting date, the second installment was invested (Elron's share in the second installment was approximately $4.6 million). (For further details see Note 3.B to the Financial Statements).

•	New Investment in SixGill - In April 2016, Elron completed its first investment in SixGill in the amount of $2.5 million as part of a $3 million financing round together with another SixGill shareholder. Following this investment, Elron holds approximately 22% of SixGill's outstanding shares (for further details see Note 3.E to the Financial Statements).

•	New Investment in SecuredTouch - In May 2016, RDC completed its first investment in SecuredTouch, in the amount of $2.2 million as part of a $2.5 million financing round together with other SecuredTouch shareholders. Following this investment, RDC holds approximately 29% of SecuredTouch's outstanding shares (for further details see Note 3.F to the Financial Statements).

•	New Investment in Alcide - In June 2016, Elron completed its first investment in Alcide in the amount of $1.5 million. Following this investment, Elron holds approximately 30% of Alcide's outstanding shares (for further details see Note 3.G to the Financial Statements).

1.2.2. Developments in Main Group Companies

•	BrainsGate's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report and as conveyed to Elron by BrainsGate, in May 2016, the Data Safety and Monitoring Board ("DSMB") of BrainsGate's study conducted an interim analysis of the results of 600 patients, after their follow-up period ended in April 2016. The purpose of the interim analysis was to support the continuation of the study according to the current format or to cease the study. Based on the interim analysis, the DSMB unanimously recommended to continue with the study in its current format. BrainsGate is continuing to recruit patients for the study and as of the date of filing this report, has recruited approximately 647 patients.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

•	Pocared's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report, as conveyed to Elron by Pocared in March 2016 regarding its FDA trial, the examination of the trial results conducted by Pocared revealed that there was a malfunction in some of the calibration components of its systems, which led to incorrect results. The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components, and the results thereof met Pocared's expectations. Pocared has taken steps to prevent the recurrence of the malfunction and is preparing to conduct a new trial, the aim of which is to demonstrate the efficiency and performance of the system for the purposes of submission to the FDA, similar to the aims of the current trial which was stopped. Pocared is expected to conduct the new trial during 2017.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy on the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, obtaining the required financing for Pocared or the failure to do so, inability to realize technologies, modifications in technologies, discovery of a malfunction in Pocared's systems, delays or malfunctions in development or manufacturing, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial occurs.

1.2.3. Financing

•	Dividend - On March 10, 2016, the board of directors resolved to make an application to the Court for a dividend distribution of $15 million, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law").The decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders. In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, subsequent to the reporting date, and in accordance with the approval of the Court, the Company's board of directors approved the distribution of a dividend in the amount of $15 million, not out of the Company's profits. The dividend's distribution is expected in September 2016.

•	As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $54.0 million and $59.0 million, respectively. These amounts include Elron's and RDC's short term bank deposits in the amounts of $8.6 million and $38.0 million, respectively and other short term investments in securities by Elron in the amount of approximately $25.2 million. As of the date of filing this report, Elron and RDC have no debt.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the six months ended June 30,		For the three months ended June 30,		For the year ended December 31, 2015
	2016	2015	2016	2015
	Unaudited				Audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(9,201)	(316)	(4,290)	(5,231)	2,451
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.31)	(0.01)	(0.14)	(0.18)	0.08

As previously mentioned, the income and loss attributable to Elron's shareholders generally comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, and also IV) taxes on income:*

	For the six months ended June 30,		For the three months ended June 30,		For the year ended December 31, 2015
	2016	2015	2016	2015
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(8,326)	(8,935)	(3,730)	(4,916)	(18,421)
Excess cost amortization	(53)	(10)	(10)	(5)	(18)
Total	(8,379)	(8,945)	(3,740)	(4,921)	(18,439)
Gain from disposal and revaluation of investee companies and changes in holdings, net	656	10,155	355	21	27,660
Corporate operating expenses	(1,682)	(1,714)	(826)	(846)	(4,608)
Taxes on income	(143)	-	(82)	-	(1,653)
Other	347	188	3	515	(509)
Net income (loss) attributable to shareholders	(9,201)	(316)	(4,290)	(5,231)	2,451

* The results summarized in the table are presented net of non-controlling interest.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the second quarter and first half of 2016 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared,  BrainsGate, CartiHeal and Coramaze.

The loss Elron recorded in the second quarter and first half of 2015 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and CartiHeal.

II)	Gain from disposal and revaluation of investee companies and changes in holdings, net

Gains from disposal, changes in holdings, and revaluation of investments recorded at fair value in the second quarter and first half of 2016 resulted mainly from a $0.6 million gain recorded in the first half and a $0.3 million gain recorded in the second quarter, due to an increase in the value of contingent consideration assets from the sale of companies.

Gains from disposal, changes in holdings, and revaluation of investments recorded at fair value in the second quarter and first half of 2015 resulted mainly from a $10.1 million gain recorded due to the initial consolidation of Pocared.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

IV)	Taxes on Income

Taxes on income in the first half of 2016, resulted mainly from Elron's share in the tax expenses recorded by RDC in respect of the sale of Kyma Medical Technologies Ltd. ("Kyma", sold in September 2015).

In the first half of 2015 no taxes on income were recorded.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2016

1.3.2. Analysis of the consolidated statements of profit and loss

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Income from sales	-	449	-	243
Income from sales in 2015 includes revenues of Cloudyn. In December 2015 Elron lost control over Cloudyn and commencing from that date, ceased consolidating Cloudyn's results in its financial statements.

Gain from disposal and revaluation of group companies, and changes in holdings, net	1,205	10,175	648	34
In the first half and the second quarter of 2016, this item mainly included a $1,078 thousand and $562 thousand gain, respectively, recorded due to an increase in the value of the contingent consideration asset in respect of the sale of Kyma that took place in 2015.

In the first half of 2015, this item included mainly a $10,120 thousand gain recorded from the initial consolidation of Pocared.

Financial income	1,348	1,425	547	1,647
Financial income in the first half of 2016 resulted mainly from interest income on deposits and USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Financial income in the second quarter of 2016 resulted mainly from interest income on deposits and an increase in the value of marketable investments measured at fair value.

Financial income in the second quarter and first half of 2015 resulted mainly from interest income on deposits and USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Total income	2,553	12,049	1,195	1,924
Cost of sales	-	109	-	59	See explanation under line item 'Income from sales' above.
Research and development expenses, net	3,612	5,466	1,367	3,852	See analysis of consolidated companies' operating expenses below.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Selling and marketing expenses	224	955	147	604
General and administrative expenses	2,915	3,204	1,542	1,755	See analysis of Elron's and consolidated companies' operating expenses below.
Equity in losses of associates, net	5,103	5,233	2,097	1,828
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below.

Financial expenses	266	60	564	43
Financial expenses in the first half of 2016 resulted mainly from a decrease in the value of marketable investments measured at fair value.

Financial expenses in the second quarter of 2016 resulted mainly from USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Other expenses, net	20	32	3	32
Total expenses	12,140	15,059	5,720	8,173
Loss before taxes on income	(9,587)	(3,010)	(4,525)	(6,249)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Taxes on income	(340)	(25)	(198)	(18)	Taxes on income in the first half and second quarter of 2016 resulted mainly from tax expenses recorded by RDC due to the sale of Kyma.
Loss	(9,927)	(3,035)	(4,723)	(6,267)
Loss attributable to the Company's shareholders	(9,201)	(316)	(4,290)	(5,231)
Loss attributable to non-controlling interest	(726)	(2,719)	(433)	(1,036)
The loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the gain or loss recorded by RDC.

In the first half and second quarter of 2016, most of the loss was offset by financial income and the change in value of the contingent consideration asset in respect of the sale of Kyma, that was recorded by RDC.

Basic and diluted loss per share attributable to the Company's shareholders (in $)	(0.31)	(0.01)	(0.14)	(0.18)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

1.3.3. Analysis of the consolidated operating expenses

Operating expenses in the second quarter and first half of 2016 amounted to $3,056 and $6,751 thousand, respectively, compared with to $6,211 and $9,625 thousand, respectively, in the second quarter and first half of 2015, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	$ thousands				Explanation
Corporate	1,682	1,714	825	846
RDC	486	1,051	232	512	The decrease was mainly due to a decrease in expenses related to incubating projects and changes in RDC's workforce.
RDSeed	107	1,850	42	1,025	The change was mainly since RDSeed lost control over Cloudyn in December 2015, and, therefore, ceased consolidating Cloudyn's results in its financial statements.
Pocared	4,476	5,010	1,957	3,828
The operating expenses for the first half of 2015 presented in the table are from the initial consolidation date (February 2015) and until the end of the second quarter. Pocared's operating expenses for the first half of 2015 in full were $6,122 thousand.

The decrease in 2016 resulted mainly from stopping the trial and preparing to conduct a new trial in 2017 (see section 1.2.2 above).

Total	6,751	9,625	3,056	6,211

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

1.3.4. Analysis of the results of operations of main associate

BrainsGate

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Loss	2,560	3,777	1,168	1,275
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The decrease in loss in the first half of 2016 compared with the first half of 2015 was mainly due to share based payment expenses recorded in the first quarter of 2015, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2016

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	June 30, 2016	December 31, 2015
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	203,593	214,869
Investments in associates and other companies	40,466	34,924
Current assets	135,418	151,084
Long-term receivables	9,253	10,395
Intangible assets, net	17,438	17,438
Current liabilities	4,704	6,363
Long-term liabilities	2,135	2,104
Equity including non-controlling interest	196,754	206,402

Total equity at June 30, 2016 was $196,754 thousand, representing approximately 97% of the total assets in the statement of financial position, compared with $206,402 thousand at December 31, 2015, representing approximately 96% of total assets in the statement of financial position. The decrease in equity resulted mainly from the loss recorded in the first half of 2016.

Consolidated working capital at June 30, 2016 amounted to $130,714 thousand, compared with $144,721 thousand at December 31, 2015. The decrease in working capital resulted from the decrease in liquid resources due to investments in subsidiaries and associates (as detailed below) and due to Elron's and its subsidiaries' operating expenses during the first half of 2016.

Elron's and RDC's primary cash flows (1)

	For the six months ended June 30,		For the three months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(17,051)	(11,709)	(10,654)	(993)
Proceeds from disposal of Elron's and RDC's non-current investments, net of tax	35	167	35	79

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

Liquid resources balance

Consolidated liquid resources at June 30, 2016 amounted to $132,116 thousand (including short term bank deposits and other investments in securities in the total amount of approximately $102,367 thousand), compared with $150,184 thousand at December 31, 2015 (including short term bank deposits in the amount of approximately $98,233 thousand).

Elron's and RDC's non-consolidated liquid resources at June 30, 2016 amounted to $59,342 and $67,521 thousand, respectively (Elron's and RDC's liquid resources as of June 30, 2016 included short term bank deposits in the total amount of approximately $29,928 and $48,043 thousand, respectively and other short term investments in securities of Elron in the amount of $25,026 thousand). Elron's and RDC's non-consolidated liquid resources at December 31, 2015 amounted to $76,199 and $69,836 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2015 included short term bank deposits and other short term investments in securities in the amount of approximately $62,260 and $35,973 thousand, respectively).

Uses of cash

The main uses of cash in the second quarter and first half of 2016 were investments and loans to Group Companies in the amount of $8,454 and $14,151 thousand, respectively, by Elron, and $2,200 and $2,900 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

The main uses of cash in the second quarter and first half of 2015 were investments and loans to Group Companies in the amount of $597 and $9,615 thousand, respectively, by Elron, and $396 and $2,094 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Investments in Group Companies during the first half of 2016 and 2015 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the six months ended June 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands
Consolidated Companies
Pocared (1)	6,453	4,452	-	-
	6,453	4,452	-	-
Associates and Other Investments
BrainsGate (2)	-	3,284	-	-
CartiHeal	-	1,282	-	-
Coramaze	1,963	-	-	-
Notal Vision (3)	1,535	597	-	-
Open Legacy(4)	-	-	700	396
SixGill	2,500	-	-	-
SecuredTouch	-	-	2,200	-
Alcide	1,500	-	-	-
Kyma (5)	-	-	-	1,625
Other	200	-	-	73
	7,698	5,163	2,900	2,094
Total investments	14,151	9,615	2,900	2,094

(1) Subsequent to the reporting date RDC invested $8,987 thousand in Pocared (see section 1.2.1 above).
(2) Subsequent to the reporting date Elron invested $4,603 thousand in BrainsGate (see section 1.2.1 above).
(3) Subsequent to the reporting date Elron invested $800 thousand in Notal Vision.
(4) Subsequent to the reporting date RDSeed invested $250 thousand in Open Legacy.
(5) In September 2015 the sale of Kyma was completed.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

Main Group Companies' cash flows

	Cash flows used in operating activities				Liquid resources balance
	For the six months ended June 30,		For the three months ended June 30,		As of June 30,	As of December 31,
	2016	2015	2016	2015	2016	2015
	Unaudited					Audited
	$ thousands
BrainsGate (*)	(2,712)	(2,609)	(1,285)	(1,002)	5,587	8,264
Pocared	(4,936)	(5,125)	(2,496)	(3,234)	3,893	1,955

(*)          In accordance with US-GAAP.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at June 30, 2016, December 31, 2015, and June 30, 2015.

As of June 30, 2016 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	21,572	8,177	-	29,749
Other investments in securities, net	-	25,026	-	-	25,026
Other accounts receivable	7	54	738	203	1,002
Bank deposits	-	57,584	19,757	-	77,341
Investments in associates	-	-	-	19,536	19,536
Investments in other companies measured at fair value	-	-	-	20,930	20,930
Property, plant and equipment, net	-	-	-	1,018	1,018
Intangible assets, net	-	-	-	17,438	17,438
Long-term receivables	-	11,411	142	-	11,553
Total assets	7	115,647	28,814	59,125	203,593

Liabilities (1)
Trade payables	-	148	250	-	398
Other account payables	-	1,197	2,617	492	4,306
Long-term taxes	-	-	-	2,135	2,135
Total liabilities	-	1,345	2,867	2,627	6,839

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

As of December 31, 2015 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	41,867	10,084	-	51,951
Other investments in securities, net	-	23,115	-	4,930	28,045
Other accounts receivable	2	47	677	174	900
Bank deposits	-	55,192	14,996	-	70,188
Investments in associates	-	-	-	15,529	15,529
Investments in other companies measured at fair value	-	-	-	19,395	19,395
Property, plant and equipment, net	-	-	-	1,028	1,028
Intangible assets, net	-	-	-	17,438	17,438
Long-term receivables	-	10,242	153	-	10,395
Total assets	2	130,463	25,910	58,494	214,869

Liabilities (1)
Trade payables	-	133	312	-	445
Other account payables	-	1,741	3,779	398	5,918
Long-term taxes	-	-	-	2,104	2,104
Total liabilities	-	1,874	4,091	2,502	8,467

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of June 30, 2015 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	38,189	10,962	-	49,151
Bank deposits	-	73,169	12,665	-	85,834
Other investments in securities, net	-	6,365	-	5,419	11,784
Other accounts receivable	123	48	689	220	1,080
Investments in associates	-	-	-	6,984	6,984
Other investments measured at fair value	-	-	-	27,954	27,954
Property, plant and equipment, net	-	-	-	965	965
Intangible assets, net	-	-	-	17,707	17,707

Total assets	123	117,771	24,316	59,249	201,459

Liabilities (1)
Trade payables	-	51	493	-	544
Other account payables	-	1,748	3,769	234	5,751

Total liabilities	-	1,799	4,262	234	6,295

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates used in the sensitivity tests are the closing rates on the day of calculation.

2.	For details regarding the influence of exchange rate changes on financial assets and liabilities, see the reports on linkage bases above.

3.	Sensitivity tests for the influence of NIS interest rate changes were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of June 30, 2016

Sensitivity test of changes in share prices of other investments measured at fair value

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands

Short term bank deposits	57,675	(347)	(14)	(7)	136	14	7

Sensitivity test of changes in share prices of investments in other companies measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
	$ thousands

Investments in other companies measured at fair value	20,930	2,093	1,047	(2,093)	(1,047)

Sensitivity test of changes in value of shares and other investments

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
	$ thousands

Other investments in securities	25,026	2,503	1,251	(2,503)	(1,251)
Other accounts receivable	7,916	792	396	(792)	(396)
	32,942	3,294	1,647	(3,294)	(1,647)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

II. Sensitivity tests of balances as of December 31, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands

Short term bank deposits	55,261	(592)	(30)	(15)	301	30	15

Sensitivity test of changes in share prices of investments in other companies measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
	$ thousands

Investments in other companies measured at fair value	19,396	1,940	970	(1,940)	(970)

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands

Other investments in securities, net	28,045	2,443	1,288	(2,580)	(1,402)
Long-term receivables	6,740	674	337	(674)	(337)
	34,785	3,117	1,625	(3,254)	(1,739)

III. Sensitivity tests of balances as of June 30, 2015

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands

Short term bank deposits	73,257	(324)	(7)	(3)	70	7	3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2016

Sensitivity test of changes in value of shares and other investments

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
	$ thousands
Other investments in securities, net	11,784	842	523	(820)	(501)
Other investments measured at fair value	27,954	2,795	1,398	(2,795)	(1,398)
	39,738	3,637	1,921	(3,615)	(1,899)

Eduardo Elsztain Chairman of the Board of Directors	Ari Bronshtein CEO

August 29, 2016, Tel Aviv

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of June 30, 2016 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of June 30, 2016

 REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ELRON ELECTRONIC INDUSRTIES LTD.

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statements of financial position as of June 30, 2016 and the related interim consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the interim financial information of certain associate, the investment in which, at equity, amounted to approximately $431 thousand as of June 30, 2016, and the Company's share in their profit (losses) amounted to approximately ($498) thousand and $446 thousand for the six and three months ended June 30, 2016, respectively. The interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditor, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 29, 2016	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	29,749	49,151	51,951
Bank deposits	77,341	85,834	70,188
Other investments in securities, net	25,026	11,784	28,045
Other accounts receivable	3,302	1,080	900

	135,418	147,849	151,084

Non‑current assets
Investments in associates	19,536	6,984	15,529
Investments in other companies measured at fair value	20,930	27,954	19,395
Other long-term receivables	9,253	-	10,395
Property, plant and equipment, net	1,018	965	1,028
Intangible assets, net	17,438	17,707	17,438

	68,175	53,610	63,785

Total assets	203,593	201,459	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	398	544	445
Other accounts payable	4,306	5,751	5,918

	4,704	6,295	6,363

Long-term liabilities
Long term taxes	2,135	-	2,104

	2,135	-	2,104
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,110	3,021	3,085
Accumulated deficit	(54,405)	(47,819)	(45,204)

	149,031	155,528	158,207

Non-controlling interests	47,723	39,636	48,195

Total equity	196,754	195,164	206,402

Total liabilities and equity	203,593	201,459	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 29, 2016

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	-	449	-	243	889
Gain from disposal and revaluation of investee companies and changes in holdings, net	1,205	10,175	648	34	40,590
Financial income	1,348	1,425	547	1,647	1,112

	2,553	12,049	1,195	1,924	42,591

Expenses
Cost of sales	-	109	-	59	267
Research and development expenses	3,612	5,466	1,367	3,852	13,129
Selling and marketing expenses	224	955	147	604	2,008
General and administrative expenses	2,915	3,204	1,542	1,755	7,556
Equity in losses of associates, net	5,103	5,233	2,097	1,828	8,566
Financial expenses	266	60	564	43	650
Other expenses, net	20	32	3	32	22

	12,140	15,059	5,720	8,173	32,198

Income (loss) before taxes on income	(9,587)	(3,010)	(4,525)	(6,249)	10,393
Taxes on income	(340)	(25)	(198)	(18)	(3,348)

Net income (loss)	(9,927)	(3,035)	(4,723)	(6,267)	7,045

Attributable to:
The Company's shareholders	(9,201)	(316)	(4,290)	(5,231)	2,451
Non-controlling interests	(726)	(2,719)	(433)	(1,036)	4,594

	(9,927)	(3,035)	(4,723)	(6,267)	7,045

Net income (loss) per share attributable to the Company's shareholders (in $):

Basic and diluted net income (loss) per share	(0.31)	(0.01)	(0.14)	(0.18)	0.08

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Net income (loss)	(9,927)	(3,035)	(4,723)	(6,267)	7,045

Other comprehensive income (loss) (net of tax):

Amounts that would never be reclassified to profit or loss:
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	-	(35)	-	10	(30)

Total gain (loss) that would never be reclassified to profit or loss	-	(35)	-	10	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	25	-	(35)	-	(93)

Total gain (loss) that would be reclassified to profit or loss under certain conditions	25	-	(35)	-	(93)

Total other comprehensive income (loss)	25	(35)	(35)	10	(123)

Total comprehensive income (loss)	(9,902)	(3,070)	(4,758)	(6,257)	6,922

Attributable to:
Company's shareholders	(9,176)	(351)	(4,325)	(5,221)	2,328
Non-controlling interests	(726)	(2,719)	(433)	(1,036)	4,594

	(9,902)	(3,070)	(4,758)	(6,257)	6,922

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2016 (audited)	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive income (loss)	-	-	-	-	25	-	(9,201)	(9,176)	(726)	(9,902)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	62	62
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	192	192

Balance at June 30, 2016	9,573	190,753	351	(1,192)	(68)	4,019	(54,405)	149,031	47,723	196,754

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive loss	-	-	-	(35)	-	(316)	(351)	(2,719)	(3,070)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	23	23
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	5,434	5,434
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	990	-	(990)	-	-	-

Balance at June 30, 2015	9,573	190,753	351	(1,349)	4,019	(47,819)	155,528	39,636	195,164

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at April 1, 2016	9,573	190,753	351	(1,192)	(33)	4,019	(50,115)	153,356	48,023	201,379

Total comprehensive loss	-	-	-	-	(35)	-	(4,290)	(4,325)	(433)	(4,758)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	122	122
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	11	11

Balance at June 30, 2016	9,573	190,753	351	(1,192)	(68)	4,019	(54,405)	149,031	47,723	196,754

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital Reserve For transaction With controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at April 1, 2015	9,573	190,753	351	(1,822)	4,019	(42,125)	160,749	40,655	201,404

Total comprehensive income (loss)	-	-	-	10	-	(5,231)	(5,221)	(1,036)	(6,257)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	17	17
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	463	-	(463)	-	-	-

Balance at June 30, 2015	9,573	190,753	351	(1,349)	4,019	(47,819)	155,528	39,636	195,164

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands
Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	-	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(30)	(93)	-	2,451	2,328	4,594	6,922
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	7	7
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	1,073	1,073
Change in non-controlling interests due to loss of control over subsidiaries	-	-	-	-	-	-	-	-	189	189
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	1,142	-	-	(1,142)	-	-	-

Balance at December 31, 2015	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(9,927)	(3,035)	(4,723)	(6,267)	7,045

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	155	247	79	125	494
Financial expenses (income), net	(986)	(1,794)	180	(2,276)	(1,329)
Stock based compensation and changes in liability in respect of options	62	23	122	17	7
Gain from disposal and revaluation of investee companies and changes in holdings, net	(1,205)	(10,175)	(648)	(34)	(40,590)
Equity in losses of associates, net	5,103	5,233	2,097	1,828	8,566
Taxes on income	340	25	198	18	3,348
Other	36	2	(37)	264	(13)
	3,505	(6,439)	1,991	(58)	(29,517)

Changes in Assets and Liabilities:
Decrease (Increase) in other accounts receivable	(97)	(348)	148	(26)	(561)
Increase (decrease) in trade payables	(47)	183	159	159	252
Increase (decrease) in other accounts payable	(2,308)	(43)	(1,265)	170	990
	(2,452)	(208)	(958)	303	681

Cash paid and received during the year for:
Taxes paid	-	(11)	-	(11)	(24)
Interest received	456	230	162	195	1,167
	456	219	162	184	1,143

Net cash used in operating activities	(8,418)	(9,463)	(3,528)	(5,838)	(20,648)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(145)	(158)	(51)	(152)	(452)
Investment in associates and other companies	(10,618)	(7,184)	(8,698)	(993)	(16,631)
Cash provided from acquisition of investments in subsidiaries	-	1,893	-	-	1,893
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	-	-	-	(1,625)
Proceeds from sale of associates and other companies	35	55	31	34	27,482
Proceeds from sale of financial assets measured at fair value	-	167	-	79	188
Sale of (investment in) other investments in securities, net	2,822	(11,371)	-	(6,391)	(28,325)
Taxes paid	-	-	-	-	(1,721)
Withdrawal (investment) of deposits, net	(6,688)	9,019	786	10,065	24,423

Net cash provided by (used in) investment activities	(14,594)	(7,579)	(7,932)	2,642	5,232

Cash flows from financing activities
Investment of non-controlling interests in subsidiaries	548	-	25	-	1,641

Net cash provided by financing activities	548	-	25	-	1,641
Exchange rate differences in respect of cash and cash equivalents	262	230	(203)	747	(237)

Decrease in cash and cash equivalents	(22,202)	(16,812)	(11,638)	(2,449)	(14,012)

Cash and cash equivalents as of beginning of the period	51,951	65,963	41,387	51,600	65,963

Cash and cash equivalents as of end of the period	29,749	49,151	29,749	49,151	51,951

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or the "Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of June 30, 2016.

The accompanying consolidated financial statements have been prepared as of June 30, 2016, and for the six and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies and Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 58% of Pocared's outstanding shares.

As mentioned in Note 3.A.3.b) to the annual consolidated financial statements, in September 2015, an investment agreement in Pocared, in the amount of $10,000, was signed by Elron and other shareholders, which also included a reorganization of Pocared's share capital.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

A.	Pocared (Cont.)

The investment amount was in two equal installments in consideration for Preferred B1 shares and warrants for Preferred B1 shares (Elron’s share in the total investment amount was approximately $9,000). The first installment, in the amount of $5,000, was invested immediately. In January 2016, the second installment was invested (Elron’s share in each installment was approximately $4,500).

In the years 2016 and 2015 some of Pocared's shareholders, including Elron, granted Pocared with loans in the total amount of $5,000 (Elron's share in the loans was approximately $4,700).

In July 2016, subsequent to the reporting date, an investment agreement in Pocared was signed by Elron, through RDC Rafael Development Corporation Ltd. ("RDC", Elron's 50.1% held subsidiary), and other shareholders of Pocared, in a total amount of $10,000, in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares (RDC's share was approximately $9,000). The investment amount was invested immediately. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $5,200 (principal plus accrued interest) were converted into Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron’s share in the loans including interest was approximately $4,800).

Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% and from approximately 60% to 68% on a fully diluted basis (effective holding of approximately 61% outstanding share capital and 60% on a fully diluted basis).

B.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares and approximately 27% on a fully diluted basis. BrainsGate is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in January 2015, an investment agreement in BrainsGate in the amount of $26,000 was signed, with the participation of Medtronic and additional shareholders of BrainsGate, including Elron. The investment agreement was in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares (Elron's share in the total investment amount was approximately $7,900). The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). In July 2016, subsequent to the reporting date, the second installment was invested (Elron's share in the second installment was approximately $4,600). Elron's holdings in BrainsGate shares did not change following this investment.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

C.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

In January 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $5,000 (Elron's share in this amount was approximately $1,000), in consideration for Preferred C shares and warrants for Preferred C shares. The investment amount was invested immediately. In June 2016 and in August 2016, subsequent to the reporting date, some of Notal's shareholders, including Elron, invested in Notal an amount of $5,000, in two equal installments, in consideration for Preferred C shares and warrants for Preferred C shares. Elron's share in this amount is approximately $1,000. Elron's holdings in Notal's share capital did not change significantly following these investments.

Notal's fair value was determined with the assistance of an independent appraiser. The value of this investment as of June 30, 2016 was estimated at $16,200. The significant details included in this valuation are as follows:

1.	The value of Notal established in the valuation-

Approximately $78,500. Accordingly, the value of Elron's interest was determined at $16,200. In the first half of 2016 there was an increase in the value of Elron's holdings in Notal of approximately $1,500 as a result of the investments in Notal (as detailed above).

2.	The valuation model -

a.          The DCF Method for determining Notal's value (enterprise value).
b.	The Option Pricing Model (OPM), using the formulas of Black and Scholes model for allocating Notal's value to different classes of shares and for determining the value of Elron's interest accordingly.

3.	The assumptions used-

a.          The discount rate (WACC): 17.5%.
b.	The long term growth rate/ terminal value: Discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".
c.	The standard deviation: The volatility used in the Black and Scholes model was 60.5%.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

D.	Coramaze

coramaze technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron holds approximately 28% of Coramaze’s outstanding shares. The investment in Coramaze is accounted for under the equity method of accounting.

In August 2015, Elron entered into its first investment agreement with Coramaze and its existing shareholders, in the amount of €4,500 thousand in two equal installments in consideration for Preferred A shares (Elron's share in the investment is €3,500 thousand). The first installment in the amount of €2,250 thousand (approximately $2,500) was invested immediately. The second installment was invested in June 2016. Elron’s share in each installment was €1,750 thousand (approximately $2,000).

E.	SixGill

SixGill Ltd. ("SixGill") develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

In April 2016, Elron completed its first investment in SixGill as part of a $3,000 financing round together with an additional Sixgill shareholder, in consideration for Preferred A shares and warrants for Preferred A shares. Elron's share in the investment amount was $2,500.

Following the investment and as of the reporting date, Elron holds approximately 22% of SixGill's outstanding shares and the investment in SixGill is accounted for under the equity method.

F.	SecuredTouch

SecuredTouch Inc. ("SecuredTouch") develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

In May 2016, RDC completed its first investment in SecuredTouch as part of a $2,500 financing round together with some of SecuredTouch's additional shareholders, in consideration for A1 shares. RDC's share in the investment amount is $2,200.

Following the investment and as of the reporting date, RDC holds approximately 29% of SecuredTouch's outstanding shares and the investment in SecuredTouch is accounted for under the equity method.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 3 – Material Changes During the Reporting Period (Cont.)

G.	Alcide

Alcide.IO Ltd. ("Alcide") is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers.

In June 2016, Elron completed its first investment in Alcide, in the amount of $1,500 in consideration for Preferred A shares and warrants for Preferred A shares. Following the investment and as of the reporting date Elron holds approximately 30% of Alcide's outstanding shares and the investment in Alcide is accounted for under the equity method.

H.	Dividend

On March 10, 2016, the board of directors resolved to make an application to the Court for a dividend distribution of $15,000, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law"). The decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, subsequent to the reporting date, and in accordance with the approval of the Court, the Company's board of directors approved the distribution of a dividend in the amount of $15,000, not out of the Company's profits. The dividend's distribution is expected in September 2016.

Note 4 – Contingent Liabilities

Further to Note 14 to the annual consolidated financial statements, on April 5, 2016, an application was submitted to the court to approve a partial settlement (between all plaintiffs and all the defendants in the process, except for the Company and a group of directors on behalf of the Company). The settlement was attached to the request, according to which, inter alia, to the extent the settlement is approved, the compensation (also including compensation for the plaintiffs, expenses and attorneys' fees) in the final total amount of NIS 46,000 thousand (approximately $12,000) will be paid. The proceedings between the plaintiffs and the Company and the group of directors on behalf of the Company are continuing.

Note 5 –	Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of BrainsGate and CartiHeal (2009) Ltd. to these financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of June 30, 2016 (unaudited)
BrainsGate Ltd.	5,714	69	5,783	2,032	1,688	3,720	2,063	-
CartiHeal (2009) Ltd.	14,886	570	15,456	720	458	1,178	14,278

As of June 30, 2015 (unaudited)
BrainsGate Ltd.	11,273	73	11,346	2,458	2,035	4,493	6,853	-
CartiHeal (2009) Ltd.	4,343	387	4,730	534	1,936	2,470	2,260	-

As of December 31, 2015 (audited)
BrainsGate Ltd.	8,436	76	8,512	2,291	1,687	3,978	4,534	-
CartiHeal (2009) Ltd.	17,483	383	17,866	584	405	989	16,877	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Total comprehensive loss
For the six months period ended June 30, 2016 (unaudited)
BrainsGate Ltd.	-	-	(2,686)	(2,560)	(2,560)	(2,560)	-	-
CartiHeal (2009) Ltd.	-	-	(2,863)	(2,713)	(2,713)	(2,713)	-	-

For the six months period ended June 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(3,553)	(3,777)	(3,777)	(3,777)	-	-
CartiHeal (2009) Ltd.	-	-	(1,725)	(1,804)	(1,804)	(1,804)	-	-

For the three months period ended June 30, 2016 (unaudited)
BrainsGate Ltd.	-	-	(1,296)	(1,168)	(1,168)	(1,168)	-	-
CartiHeal (2009) Ltd.	-	-	(1,423)	(1,517)	(1,517)	(1,517)	-	-

For the three months period ended June 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(1,491)	(1,275)	(1,275)	(1,275)	-	-
CartiHeal (2009) Ltd.	-	-	(669)	(658)	(658)	(658)	-	-

For the year ended December 31, 2015 (audited)
BrainsGate Ltd.	-	-	(6,378)	(6,213)	(6,213)	(6,213)	-	-
CartiHeal (2009) Ltd.	-	-	(2,453)	(2,926)	(2,926)	(2,926)	-	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, net, other accounts receivable, investments in other companies measured at fair value, long term receivables, other accounts payable and trade payables, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of June 30, 2016
	Unaudited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	20,930
Other investments in securities	-	25,026	-
Other accounts receivable	-	-	7,916
	-	25,026	28,846

	As of June 30, 2015
	Unaudited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	18	-	27,936
Other investments in securities, net	5,419	6,365	-
	5,437	6,365	27,936

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments (Cont.)

	As of December 31, 2015
	Audited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	19,395
Other investments in securities, net	4,930	23,115	-
Long term receivables	-	-	6,740

	4,930	23,115	26,135

*)	Comprised of investment in debentures denominated in USD, carrying an interest linked to the Libor. These debentures are measured at fair value using fair value quotes from several information resources.

Changes in financial assets classified in Level 3:

For the six and three months period ended June 30, 2016:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2016 (audited)	26,135

Total recognized income in profit or loss (*)	1,176

Investment	1,535

Balance as of June 30, 2016	28,846

Financial assets measured at fair value
Unaudited

Balance as of April 1, 2016	27,719

Total recognized income in profit or loss (*)	612

Investment	515

Balance as of June 30, 2016	28,846

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments (Cont.)

For the six and three months period ended June 30, 2015:

Financial assets measured at fair value
Unaudited
Balance as of January 1, 2015 (audited) and April 1, 2015	27,339

Investment	597

Balance as of June 30, 2015	27,936

For the year ended December 31, 2015:

Financial assets measured at fair value
Audited

Balance as of January 1, 2015	27,339

Total recognized income in profit or loss	5,074

Investment	603

Contingent consideration	6,157

Sale	(13,038)

Balance as of December 31, 2015	26,135

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 7 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Details relating to investments in the interim consolidated financial statements as of June 30, 2016

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment June 30,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2016
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	58.08	-	58.08	58.08	59.64	59.64	13,501

Associates:
BrainsGate Ltd.	29.83	-	29.83	29.83	26.69	26.69	(383)
Cartiheal (2009) Ltd.	35.21	-	35.21	35.21	28.21	28.21	5,075
coramaze technologies GmbH	28.00	-	28.00	28.00	28.00	28.00	2,794
Cloudyn Software Ltd.	-	42.19	42.19	21.14	35.09	17.58	5,280
SixGill Ltd.	21.99	-	21.99	21.99	24.65	24.65	2,319
SecuredTouch Inc.	-	29.07	29.07	14.57	24.64	12.35	2,037
Alcide IO Ltd.	29.88	-	29.88	29.88	25.00	25.00	1,500
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	24.11	24.11	-
Plymedia Israel (2006) Ltd.	25.29	-	25.29	25.29	17.97	17.97	-
Audioburst Ltd.	16.89	-	16.89	16.89	15.12	15.12	-
Open Legacy Technologies Ltd.	-	36.51	36.51	18.29	29.69	14.87	431
Page 2 Site Ltd.	-	25.45	25.45	12.75	21.83	10.94	180
Bruwz Technologies Ltd.	-	29.32	29.32	14.69	27.16	13.61	-
IronScales Ltd.	-	15.63	15.63	7.83	20.75	10.40	136
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	150

Other investments:

Notal Vision Inc.	21.42	-	21.42	21.42	18.45	18.45	16,235
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500
(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of June 30, 2016 Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel

Special report to the review of the separate interim financial information in accordance with
Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of  Elron Electronic Industries Ltd. (the "Company")  as of June 30, 2016  and for the six and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 29, 2016	A Member of Ernst & Young Global

2

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of June 30, 2016, and for the six and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data is presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2015 ("consolidated financial statements for 2015") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■	Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current assets

Cash and cash equivalents	4,972	24,914	13,895
Bank deposits	29,298	50,546	39,145
Other investments in securities	25,026	6,365	23,115
Other accounts receivable	2,890	256	406

	62,186	82,081	76,561

Non‑current assets

Investments in subsidiaries and associates, net	142,616	123,757	136,783
Investments in other companies measured at fair value	20,642	27,666	19,107
Long-term receivables	90	-	2,303
Property, plant and equipment, net	6	18	10

	163,354	151,441	158,203

Total assets	225,540	233,522	234,764

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current liabilities

Trade payables	228	28	87
Other accounts payable	1,651	1,811	2,910

	1,879	1,839	2,997

Long-term liabilities

Other long term liabilities (Note 2)	74,630	76,155	73,560

	74,630	76,155	73,560

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,110	3,021	3,085
Accumulated deficit	(54,405)	(47,819)	(45,204)

Total equity	149,031	155,528	158,207

	225,540	233,522	234,764

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer
Approval date of the interim consolidated financial statements: August 29, 2016

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income (loss) Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Income

Financial income (Note 2)	436	454	1,838	160	899

Expense

General and administrative expenses	1,682	1,714	826	846	4,608
Financial expenses (Note 2)	1,038	2,309	8	3,768	101
Other expenses	20	32	3	32	43

	2,740	4,055	837	4,646	4,752

	(2,304)	(3,601)	1,001	(4,486)	(3,853)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	101	10,136	60	10	14,674
Company's share of loss of subsidiaries and associates	(6,998)	(6,851)	(5,351)	(755)	(8,370)

Net income (loss) attributable to the Company's shareholders	(9,201)	(316)	(4,290)	(5,231)	2,451

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	(9,201)	(316)	(4,290)	(5,231)	2,451
Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	-	(35)	-	10	(30)

Total gain (loss) that would never be reclassified to profit or loss	-	(35)	-	10	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	25	-	(35)	-	(93)

Total income (loss) that would be reclassified to profit or loss under certain conditions	25	-	(35)	-	(93)

Total other comprehensive income (loss) attributable to the Company	25	(35)	(35)	10	(123)

Total comprehensive income (loss) attributable to the Company's shareholders	(9,176)	(351)	(4,325)	(5,221)	2,328

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(9,201)	(316)	(4,290)	(5,231)	2,451
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss of subsidiaries and associates	6,998	6,455	5,351	359	8,370
Depreciation	4	8	2	4	16
Financial income, net	(428)	(414)	(361)	(382)	(1,240)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(101)	(10,136)	(60)	(10)	(14,674)
Other	(170)	198	89	203	(39)

	6,303	(3,889)	5,021	174	(7,567)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(198)	5	31	115	(145)
Increase (decrease) in trade payables	141	(5)	149	(72)	34
Increase (decrease) in other accounts payable	(1,259)	(985)	(253)	(628)	134
Increase (decrease) in other long term liabilities	1,070	2,343	(1,586)	4,037	(252)

	(246)	1,358	(1,659)	3,452	(229)

Cash paid and received during the period for:
Interest received	267	154	149	122	899

Net cash used in operating activities	(2,877)	(2,693)	(779)	(1,483)	(4,446)

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from investment activities

Investment in associates and subsidiaries	(14,171)	(9,615)	(8,474)	(597)	(24,443)
Proceeds from sale of investments in associates and subsidiaries	28	16	24	10	10,799
Proceeds from sale of financial assets measured at fair value	-	167	-	80	188
Other investments in securities	(1,970)	(6,391)	-	(6,391)	(23,307)
Withdrawal (investment) of deposits, net	10,067	10,100	5,040	10,100	21,748
Dividend from investee company	-	-	-	-	26

Net cash provided by (used in) investment activities	(6,046)	(5,723)	(3,410)	3,202	(14,989)

Increase (decrease) in cash and cash equivalents	(8,923)	(8,416)	(4,189)	1,719	(19,435)

Cash and cash equivalents as of beginning of the period	13,895	33,330	9,161	23,195	33,330

Cash and cash equivalents as of end of the period	4,972	24,914	4,972	24,914	13,895

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.         General

The accompanying condensed separate financial data as of June 30, 2016 and for the Six and three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2015, the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income.

3.	Dividend

On March 10, 2016, the board of directors resolved to make an application to the Court for a dividend distribution of $15,000, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law").The decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, subsequent to the reporting date, and in accordance with the approval of the Court, the Company's board of directors approved the distribution of a dividend in the amount of $15,000, not out of the Company's profits. The dividend's distribution is expected in September 2016.

10

BRAINSGATE LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Re:	Review of unaudited financial statements for the six and three months period ended June 30, 2016

Introduction

We have reviewed the financial information of BrainsGate Ltd. ("the Company") which comprises the statements of financial position as of June 30, 2016 and the related statements of comprehensive loss, changes in shareholders' equity and cash flows for the six and three months period then ended.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the financial information in conformity with U.S. generally accepted accounting principles which differ in certain respects from the IAS 34 Interim Financial Reporting (“IAS 34”), as described in Note 6 to the unaudited interim financial statements; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with U.S. generally accepted accounting principles.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with U.S. generally accepted accounting principles which differ in certain respects from the IFRS, as describe in Note 6 to the unaudited interim financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 31, 2016	A Member of Ernst & Young Global

BRAINSGATE LTD.
INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	June 30,	December 31,
	2016	2015	2015
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,587	$4,570	$4,892
Short term deposits	-	6,555	3,372
Restricted cash	37	38	74
Other accounts receivable	90	110	98

TOTAL CURRENT ASSETS	5,714	11,273	8,436

LONG-TERM DEPOSIT	11	17	12

SEVERANCE PAY FUND	551	690	585

PROPERTY AND EQUIPMENT, NET	58	56	64

TOTAL ASSETS	$6,334	$12,036	$9,097

The accompanying notes are an integral part of the interim financial statements.

BRAINSGATE LTD.

INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands, except share and per share data

	June 30,	June 30,	December 31,
	2016	2015	2015
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$28	$9	$7
Employees and payroll accruals	482	509	506
Accrued expenses and other accounts payable	1,522	1,940	1,778

TOTAL CURRENT LIABILITIES	2,032	2,458	2,291

NON CURRENT LIABILITIES ACCRUED SEVERANCE PAY AND LIABILITY IN RESPECT TO WARRANTS TO PREFERRED SHARES	1,082	1,218	1,115

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 5):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 121,572,933 shares at June 30, 2016 and December 31, 2015, Issued and outstanding: 54,750,674 at June 30, 2016, 54,719,037 at December 31, 2015.	139	139	139
Preferred AA shares of NIS 0.01 Par Value - Authorized, Issued and outstanding: 65,685,652 shares at June 30, 2016 and December 31, 2015. Liquidation preference at June 30, 2016 amounted to $ 65,686.	167	167	167
Preferred BB shares of NIS 0.01 Par Value - Authorized: 33,025,763 shares at June 30, 2016 and December 31, 2015. Issued and outstanding: 11,000,000 shares at June 30, 2016 and December 31, 2015. Liquidation preference at June 30, 2016 amounted to $ 11,000.	28	28	28
Additional paid-in capital	87,603	87,397	87,514
Deficit accumulated	(84,717)	(79,371)	(82,157)

TOTAL SHAREHOLDERS' EQUITY	3,220	8,360	5,691

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,334	$12,036	$9,097

The accompanying notes are an integral part of the financial statements.

July 31, 2016
Date of approval of the financial statements	Avinoam Dayan Chief Executive Officer.	Noam Levy Chief Financial Officer

BRAINSGATE LTD.
INTERIM STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Operating expenses:

Research and development, net	$2,155	$2,384	$1,015	$1,160	$4,635
General and administrative	531	1,169	281	331	1,743

Operating loss	2,686	3,553	1,296	1,491	6,378
Financial expenses (income), net	(126)	48	(128)	(216)	9

Total comprehensive loss	$2,560	$3,601	$1,168	$1,275	$6,387

Deemed dividend	$-	$761	$-	$-	$761

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Preferred shares		Preferred AA shares		Preferred BB shares		Additional	Deficit	Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	paid-in capital	accumulated	shareholders equity

Balance as of January 1, 2015 (Audited)	1,158,886	3	38,114,888	97	-	-	-	-	75,792	(74,833)	1,059
Exercise of option	32,751	*) -	-	-	-	-	-	-	3	-	3
Cost of Share-based compensation	-	-	-	-	-	-	-	-	792	-	792
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	63	-	63
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400	136	(38,114,888)	(97)	-	-	-	-	(39)	-	-
Modification of warrants as part of recapitalization	-	-	-	-	-	-	-	-	176	(176)	-
Deemed dividend in respect of equity restructuring	-	-	-	-	-	-	-	-	761	(761)	-
Issuance of preferred AA and BB shares in January 2015, net of issuance expenses in amount of $189	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(6,387)	(6,387)

Balance as of December 31, 2015 (Audited)	54,719,037	$139	-	$-	65,685,652	$167	11,000,000	$28	$87,514	$(82,157)	$5,691

Exercise of options	31,637	*) -	-	-	-	-	-	-	3	-	3
Cost of Share-based compensation	-	-	-	-	-	-	-	-	80	-	80
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	6	-	6
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(2,560)	(2,560)

Balance as of June 30, 2016 (Unaudited)	54,750,674	$139	-	$-	65,685,652	$167	11,000,000	$28	$87,603	$(84,717)	$3,220

*)       Represent amounts lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (Audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$75,792	$(74,833)	$1,059
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	686	-	686
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	55	-	55
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Modification of warrants as part of recapitalization	-	-	-	-	-	-	-	-	176	(176)	-
Deemed dividend in respect of equity restructuring	-	-	-	-	-	-	-	-	761	(761)	-
Issuance of preferred AA and BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(3,601)	(3,601)

Balance as of June 30, 2015 (unaudited)	54,686,286	$139	-	$-	65,685,652	$167	11,000,000	$28	$87,397	$(79,371)	$8,360

*)       Represent amounts lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from operating activities:

Net loss	$(2,560)	$(3,601)	$(1,168)	$(1,275)	$(6,387)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	12	15	6	8	29
Share-based compensation related to options granted to employees , directors and service providers	86	741	42	12	855
Revaluation of restricted cash and deposit	-	(1)	1	(1)	-
Decrease in other accounts receivable	8	24	50	38	36
Increase (decrease) in trade payables	21	(1)	(96)	-	(3)
Increase (decrease) in employees and payroll accruals	(24)	82	4	-	79
Increase in other account payable	146	-	146	-	-
Increase (decrease) in accrued expenses	(402)	130	(270)	215	(32)
Increase in accrued severance pay, net	1	2	-	1	4

Net cash used in operating activities	(2,712)	(2,609)	(1,285)	(1,002)	(5,419)

Cash flows from investing activities:

Decrease (increase) in short-term bank deposits, net	3,372	(6,555)	(1,504)	(3,055)	(3,372)
Decrease in long-term deposits	1	5	-	5	10
Purchase of property and equipment	(6)	(14)	(2)	(8)	(36)
Increase (decrease) in restricted cash	37	-	-	-	(37)

Net cash provided by (used in) investing activities	3,404	(6,564)	1,502	(3,058)	(3,435)

Cash flows from financing activities:

Exercise of share options	3	-	-	-	3
Proceeds from issuance of shares and warrants, net	-	10,811	-	-	10,811

Net cash provided by financing activities	3	10,811	-	-	10,814

Increase (decrease) in cash and cash equivalents	695	1,638	217	(4,060)	1,960
Cash and cash equivalents at beginning of period	4,892	2,932	5,370	8,630	2,932

Cash and cash equivalents at end of period	$5,587	$4,570	$5,587	$4,570	$4,892

No cash financing transaction
Deemed dividend in respect of equity restructuring	$-	$761	$-	$-	$761

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL

a.	BrainsGate Ltd. (the "Company"), an Israeli corporation, was incorporated and commenced operations on July 30, 2000. The Company is developing medical devices for the treatment of Central Nervous System ("CNS") disorders and for drug delivery to the CNS.

b.	In January 2014, the Company established a wholly-owned subsidiary in the United States, BrainsGate Inc. (the "Subsidiary"). The sole purpose of the Subsidiary is to provide the United States Food and Drug Administration ("FDA") a local address for the clinical trial related communication and has no operating activities.

c.	Since inception, the Company has incurred recurring operating losses and negative cash flows from operating activities. The Company's accumulated deficit as of June 30, 2016 amounted to $ 84,717 and the Company expects such losses to continue in the foreseeable future. The Company is still in the development stage and its ability to continue to operate is dependent upon additional financial support until profitability is achieved.

The Company will continue to address its liquidity needs by looking for additional investments. In January 2015 the Company affected a financing round as further described in Note 5. Subject to meeting a certain milestone, a second tranche of 2015 financing amounting to $15.4 million become due. The milestone for the second tranche was reached in May 2016, and the closing of the second tranche took place on July 5, 2016.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assess or the amounts and classification of liabilities that may result from outcome of this uncertainty.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Financial statements in U.S. dollars

The Company's financing activities including equity transactions are incurred in U.S. dollar ("Dollar"). A substantial portion of the Company's expenses are denominated and determined in Dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the Dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are re-measured into Dollars in accordance with ASC 830, "Foreign Currency Matters." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements operations as financial income or expenses, as appropriate.

b.	Cash equivalents

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

c.	Restricted cash

Restricted cash is an interest bearing saving account which is used as a guarantee for lease commitments.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Short-term bank deposits

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at cost.

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following rates:
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows

%
Computers and peripheral equipment	33
Lab equipment	15
Office furniture and equipment	6-15
Leasehold improvements	Lesser of estimated useful life or remaining lease term

f.	Impairment of long-lived assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of June 30, 2016 and December 31, 2015, no impairment losses have been identified.

g.	Royalty-bearing grants

The Company received royalty-bearing grants for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

i.	Fair value of financial instruments

The carrying amounts of Company's financial instruments, including cash and cash equivalents, restricted cash, other accounts receivable, trade payables and accrued liabilities approximate their fair value, due to their short-term maturity of such instruments.

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

j.	Warrants to purchase preferred shares

The Company accounts for freestanding warrants to purchase shares of its preferred shares as a liability on its balance sheet at fair value. The warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable which are not within the control of the Company (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets in the future. The warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the statements comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of deemed liquidation event or upon IPO.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation were determined based on management’s assumptions.

k.	Income taxes

The Company's account for income taxes and uncertain tax positions in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

l.	Research and development costs, net:

Research and development costs are charged to the statement of operations as incurred.

m.	Severance pay

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law. Some of the Israeli employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet. Employees that are not subject to section 14 of the Israeli Severance Pay Law are entitled to a severance pay of one month's salary for each year of employment or a portion thereof. The Company's severance pay liability for employees, that are not subject to Section 14, is fully provided by an accrual and the monthly deposits with insurance policies is recorded as an asset in the Company's balance sheet.

n.	Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Share compensation," ("ASC 718") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on an accelerated method over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Subsequent events

The Company evaluated all events or transactions that occurred subsequent to June 30, 2016 through, the date of approval of these consolidated financial statements and has determined that other than the second tranche closing described in Note 1 there are no subsequent events that require disclosure or recognition in the consolidated financial statement.

q.         Recently issued accounting standards:

1.	On March 30, 2016, the Financial Accounting Standards Board issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting which affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company is currently evaluating the impact of adopting this guidance.

2.	On June 16, 2016, the Financial Accounting Standards Board issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13): The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 is effective for annual periods beginning after 15 December 2020, and interim periods within annual periods within those annual periods. Early adoption is permitted for annual periods beginning after 15 December 2018, and interim periods therein. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

NOTE 3:-        UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six and three months period ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments

In November 2006, the Company entered into an office lease agreement which expired on December 31, 2008. Since then the Company exercised its option to extend the lease agreement, with the most recent extension period being until December 31, 2017. Aggregate minimum rental commitments under non-cancelable leases as of June 31, 2016 are $ 81.

Total rent expenses for the six months ended June 30, 2016 and the year ended 2015 amounted to $ 46 and $ 75, respectively.

b.	Royalty commitments

In January 2013, the Company and a third party entered into an agreement with the Canada-Israel Industrial Research and Development Foundation ("the CIIRDF"), according to which the Company and the third party are entitled to receive a participation in research and development expenses ("R&D") in the amount of CAD $ 640 thousands ($ 635), for R&D conducted in the period of 24 months.

The Company and the third party share in the participation is 56.4% and 43.6%, respectively. In accordance with the participation conditions, the Company and the third party will pay jointly and severally the fund royalties at the rate of 2.5% of sales of the product developed jointly by the parties, up to the equivalent of all of the amount of the grants received.

As of December 31, 2015 100% of the above mentioned CIIRDF participation was received by the Company. During the year ended December 31, 2015, $ 95 were recorded as reduction from R&D expenses.

In November 2015, the Company and a third party entered into an agreement with the BIRD fund (the “BIRD”), according to which the Company and the third party are entitled to receive a participation in R&D expenses in the amount of US $ 800 thousand, for R&D conducted in the period of 24 months, commencing March 1, 2015. The Company and the third party equally share in the participation. In accordance with the participation conditions, the Company and the third party will pay jointly and severally the fund royalties at a varying rate of sales of the product developed jointly by the parties, up to the equivalent of 150% of the amount of the grants received.

As of December 31, 2015 a total of $ 64 were received by the Company from BIRD and recorded as reduction from R&D expenses. During the six months ended June 30, 2016 no amounts were recorded as reduction from R&D expenses.

c.	Guarantees

The Company granted a bank guarantee in the amount of $ 38 to secure the lease agreement.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-        SHARE CAPITAL

a.
On January 22, 2015, the Company effected a Series BB Preferred financing round with some of its existing shareholders as well as with a new investor (collectively the "Investors"), for an aggregate of up to US $ 26,418 that shall be paid to the Company in two installments (the "Transaction"). Assuming that the milestone closing shall occur the Company shall issue and allot to the Investors an aggregate of up to (i) 26,418,091 Preferred BB shares and (ii) warrants to purchase up to an additional 6,604,526 Preferred BB shares (see below). The first installment of $ 11,000 was due upon closing and 11,000,000 Preferred BB shares were issued in consideration for such first installment. The second installment was dependent upon fulfillment of a millstone, as defined in the Share Purchase Agreement by and between the Company and the Investors (the "Agreement").

In addition to the abovementioned Transaction, prior to the initial closing of the Transaction, the Company's equity was re-capitalized in a way that all outstanding Preferred shares were converted into Ordinary shares of the Company, based on the conversion price in effect immediately prior to the financing round, and the Old Warrants were amended such that the underlying shares shall be Ordinary Shares (the "Recapitalization").

As part of the Recapitalization and the Transaction, the Company issued Preferred AA Shares to its existing shareholders who participated in the Transaction. Each such  shareholder received a number of Preferred AA shares that is equal to the total dollar amount such investor invested in the Company to that date. Preferred AA shares provide their holders a liquidation preference of $ 1 per share in the event of an Exit Event (as defined in the Agreement) for which the total value is equal or lower than $ 150 million ("the AA Liquidation Preference").

Preferred BB shares are entitled to a $ 1 liquidation preference that is senior to all other distributions. The AA Liquidation Preference is senior to all other distributions except the Preferred BB liquidation preference. Preferred AA shares are not entitled to further distributions beyond the AA Liquidation Preference. After payment of the liquidation preferences of the AA and BB liquidation preferences, Preferred BB shareholders are entitled to pro rata participation in all remaining distributions.

In addition, as part of the Transaction, upon the initial closing, each investor was issued warrants, representing 25% of its investment in the Transaction. These warrants are exercisable into such number of Preferred BB in a 1:1 ratio ("the New Warrants").

According to ASC 815 "Derivatives and Hedging", the Old Warrants are classified as equity and presented in shareholders' equity according to the fair value of the warrants at the issuance date. Since the Recapitalization modified the terms of the Old Warrants, they were revaluated to fair value and an amount of $ 176 was reclassified from Deficit accumulated to the Warrants.

According to ASC 480-10 "Distinguishing Liabilities and Equity", the New Warrants are classified as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-          SHARE CAPITAL (Cont.)

The Company also considered the recapitalization as a modification for its outstanding options to employees. Therefore, in accordance with ASC 718-20-55-2 the Company measured the fair value of the modified award with the fair value of the original award immediately before the modification. The Company recorded in 2015 a share-based payment charge in the amount of approximately $ 855.

In addition, since the fair value of the ordinary shares after the Recapitalization was higher than the fair value of some of the Preferred shares held by the shareholders before the Recapitalization, the Company recorded a deemed dividend to those shareholders in the amount of $ 761.

b.	The rights of Ordinary and Preferred shares

1.	Ordinary shares:

 Subject to the rights and privileges of the Preferred Shares, the Ordinary Shares shall rank pari passu between them and shall entitle their holders:
a)	To receive notices of, and to attend, General Meetings where each Ordinary Share shall have one vote for all purposes; and
b)	To share equally, on a per share basis, in such Bonus Shares, bonuses, profits or Distributions as may be declared by the Board and approved by the Shareholders out of funds legally available therefor; and
c)	Upon liquidation or dissolution - to participate in the distribution of the assets of the Company legally available for distribution to Shareholders after payment of all debts and other liabilities of the Company (in each case, proportionally to the number of Ordinary Shares outstanding and the amounts paid by Shareholders on account of their Shares, if not paid in full, before calls for payment were made); and
d)	To appoint, dismiss, and replace directors of the Company pursuant to the provisions of the articles of association.

2.	Preferred AA and BB shares:

Other than such voting rights as set forth in these Articles and the right to participate in distributions as described below, the Preferred AA Shares shall have no rights whatsoever (including, without limitation, anti-dilution rights, pre-emptive, redemption or conversion rights). All rights attached to the Preferred AA Shares shall be automatically extinguished and all Preferred AA Shares shall be automatically forfeited for no consideration, immediately prior to the closing of: (i) an IPO or (ii) an M&A Transaction as part of which all other shares and convertible securities (including options and warrants) of the Company are acquired, assumed or cancelled and the Preferred AA Shares do not entitle their holders to participate in the distribution of the Distributable Assets as described below. Except as it relates to voting rights, the Preferred AA Shares shall not be counted (in the numerator or the denominator) for the purpose of any holdings, Company valuation,  or pro-rata portions calculations pursuant to these Articles, applicable law, or otherwise. It is clarified that (i) the Preferred AA Shares shall not be convertible into Ordinary Shares and (ii) for purposes of the voting rights as set forth in these Articles and the right to participate in distributions as set forth below, the number of Preferred AA Shares and the Original Issue Price thereof shall be adjusted upon consummation, and in accordance with the terms, of any Recapitalization Event, in each case to reflect the same economic rights attached to such shares as immediately prior to consummation of such Recapitalization Event.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-          SHARE CAPITAL (Cont.)

In the event of Liquidation or Distribution, any assets of the Company legally available for distribution to the Shareholders in such Liquidation or actually distributed in such Distribution (the "Distributable Assets") shall be distributed to the Shareholders pursuant to the following order of preference:

a)	Each holder of Preferred BB Shares shall be entitled to receive for each Preferred BB Share held by it, prior to and in preference to the holders of Preferred AA Shares and Ordinary Shares, an amount equal to the Original Series BB Issue Price, plus an amount equal to declared but unpaid Dividends on such Preferred BB Share and less any preferential amount previously paid in respect of such Preferred BB Shares. In the event that the Distributable Assets shall be insufficient for the payment in full of the Series BB Preference to all holders of Preferred BB Shares, then all of such Distributable Assets shall be distributed among the holders of Preferred BB Shares in proportion to the Series BB Preference that would have been paid to each such holder had the Distributable Assets been sufficient to pay such Series BB Preference in full;

b)	After payment in full of the Series BB Preference to all holders of Preferred BB Shares, each holder of Preferred AA Shares shall be entitled to receive, out of the remaining Distributable Assets, for each Preferred AA Share held by it, prior to and in preference to any payments to the holders of Ordinary Shares, an amount equal to the Original Series AA Issue Price (as adjusted pursuant to these Articles and/or Recapitalization Event) as multiplied by a fraction: (i) the numerator of which is the total number of Preferred AA shares actually issued upon the Initial Closing (as defined in the Series BB SPA, namely 65,685,652, and (ii) the denominator of which is then outstanding Preferred AA Shares, plus an amount equal to declared but unpaid Dividends on such Preferred AA Share and less any preferential amount previously paid in respect of such Preferred AA Share. In the event that the remaining Distributable Assets after the full payment of the Series BB Preference shall be insufficient for the payment in full of the Series AA Preference to all holders of Preferred AA Shares, then all of such remaining Distributable Assets shall be distributed among the holders of Preferred AA in proportion to the Series AA

Preference that would have been paid to each such holder had the remaining Distributable Assets after the full payment of the Series BB Preference been sufficient to pay such Series AA Preference in full;

c)	After payment in full of the Series BB Preference and, if applicable, the Series AA Preference, the remaining Distributable Assets, if any, shall be distributed pro-rata among all the Shareholders, in proportion to their respective holdings in the Company on a pro-rata and as-converted basis (but, for the avoidance of doubt, excluding the Preferred AA Shares from such calculation). This distribution right shall not apply in the event the total consideration of the transaction is equal to or exceeds $ 150 million.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-           SHARE CAPITAL (Cont.)

c.	Share option plan

Under the Company's 2003 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 10,226,446 Ordinary shares. As of December 31, 2015 and June 30, 2016, an aggregate of 1,432,915 and 1,330,828 share options of the Company, respectively, are still available for future grant.

The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercisable. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted to employees:

In February and June 2016, the Company's Board of Directors approved the granting of options to purchase 150,000 and 3,000 Ordinary Shares of the Company respectively, nominal value NIS 0.01 per share to certain employees.

A summary of the Company's option activity related to options to employees, and related information is as follows:

	June 30, 2016
	Amount of options	Weighted average exercise price
Outstanding at the beginning of the year	8,031,789	$0.08

Granted	153,000	$0.08
Exercised	(31,637)	$0.08
Forfeited or Expired	(50,913)	$0.08
Outstanding at the end of the year	8,102,239	$0.08

The Company accounts for its options to employees under the fair value method of ASC 718. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for the six months ended June 30, 2016:

2016
Dividend yield	0%
Expected volatility	77%
Risk-free interest	2.03%-2.38%
Expected life	6.25 years

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-        SHARE CAPITAL (Cont.)

The following table sets forth the total share-based compensation expense resulting from options granted to employees, non-employees and directors included in the Company's Statement of Comprehensive Loss:

Six months ended June 30, 2016
Research and development, net	59
General and administrative	27

Total share-based compensation expense	86

NOTE 6:-        RECONCILIATION TO IFRS

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.	Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment.

b.	Financial income and expenses:

According to U.S. GAAP, the statement of comprehensive loss presentation of financial income and expenses is in net amounts. According to IFRS, the statement of comprehensive loss presentation of financial income and expenses is in gross amounts.

c.	Warrants to Ordinary shares:

According to U.S. GAAP, warrants granted to investors, with cashless mechanism are treated as equity and presented in shareholders' equity. According to IFRS, such warrants are accounted for as derivative instruments which are measured at fair value through profit and loss.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below:

a.	Balance sheets:

	June 30, 2016 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$5,714	$-	$5,714

Non-current assets	$620	$(551)	$69

Total assets	$6,334	$(551)	$5,783

Current liabilities	$2,032	$-	$2,032

Non-current liabilities	$1,082	$606	$1,688

Total liabilities	$3,114	$606	$3,720

Shareholders' equity (deficiency)	$3,220	$(1,157)	$2,063

	June 30, 2015 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$11,273	$-	$11,273

Non-current assets	$763	$(690)	$73

Total assets	$12,036	$(690)	$11,346

Current liabilities	$2,458	$-	$2,458

Non-current liabilities	$1,218	$817	$2,035

Total liabilities	$3,676	$817	$4,493

Shareholders' equity (deficiency)	$8,360	$(1,507)	$6,853

	December 31, 2015 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$8,436	$-	$8,436

Non-current assets	$661	$(585)	$76

Total assets	$9,097	$(585)	$8,512

Current liabilities	$2,291	$-	$2,291

Non-current liabilities	$1,115	$572	$1,687

Total liabilities	$3,406	$572	$3,978

Shareholders' equity (deficiency)	$5,691	$(1,157)	$4,534

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

b.	Statements of comprehensive loss:

	Six months ended June 30, 2016 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$2,155	$-	$2,155
General and administrative	531	-	531

Operating loss	2,686	-	2,686

Financing expenses	-	12	12
Financing income	(126)	(12)	(138)

Net comprehensive loss	$2,560	$-	$2,560

	Six months ended June 30, 2015 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$2,384	$-	$2,384
General and administrative	1,169	-	1,169

Operating loss	3,553	-	3,553

Financing expenses	48	181	229
Financing income	-	(5)	(5)

Net comprehensive loss	$3,601	$176	$3,777

	Year ended December 31, 2015 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$4,635	$-	$4,635
General and administrative	1,743	-	1,743

Operating loss	6,378	-	6,378

Financing expenses	9	334	343
Financing income	-	(508)	(508)

Net comprehensive loss	$6,387	$(174)	$6,213

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

	Three months ended June 30, 2016 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,015	$-	$1,015
General and administrative	281	-	281

Operating loss	1,296	-	1,296

Financing expenses	-	6	6
Financing income	(128)	(6)	(134)

Net comprehensive loss	$1,168	$-	$1,168

	Three months ended June 30, 2015 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,160	$-	$1,160
General and administrative	331	-	331

Operating loss	1,491	-	1,491

Financing expenses	-	3	3
Financing income	(216)	(3)	(219)

Net comprehensive loss	$1,275	$-	$1,275

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

a.	Shareholders' equity (deficiency) items:

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital	Deficit accumulated	Total

Balance as of June 30, 2016 U.S. GAAP	$139	$167	$28	$87,603	$(84,717)	$3,220

Balance as of June 30, 2016 – IFRS	$139	$167	$28	$84,542	$(82,813)	$2,063

Differences	$-	$-	$-	$3,061	$(1,673)	$1,388

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital	Deficit accumulated	Total

Balance as of June 30, 2015 U.S. GAAP	$139	$167	$28	$87,397	$(79,371)	$8,360

Balance as of June 30, 2015 – IFRS	$139	$167	$28	$84,336	$(77,817)	$6,853

Differences	$-	$-	$-	$3,061	$(1,554)	$1,507

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital		Deficit accumulated	Total

Balance as of December 31, 2015 U.S. GAAP	$139	$167	$28	$	(* 87,514	$(82,157)	$5,691

Balance as of December 31, 2015 – IFRS	$139	$167	$28		$84,453	$(80,253)	$4,534

Differences	$-	$-	$-		$3,061	$(1,904)	$1,157

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

b.	Changes in shareholders' equity (deficiency):

	Ordinary shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2016 (audited)	54,719,037	$139	65,685,652	$167	11,000,000	$28	$84,453	$(80,253)	$4,534
Exercise of options	31,637	-	-	-	-	-	3	-	3
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	80	-	80
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	6	-	6
Total comprehensive loss	-	-	-	-	-	-	-	(2,560)	(2,560)

Balance as of June 30, 2016 (unaudited)	54,750,674	$139	65,685,652	$167	11,000,000	$28	$84,542	$(82,813)	$2,063

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	686	-	686
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	55	-	55
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,414	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Issuance of preferred BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(3,777)	(3,777)

Balance as of June 30, 2015 (unaudited)	54,686,300	$139	-	$-	65,685,652	$167	11,000,000	$28	$84,336	$(77,817)	$6,853

*)	Represents an amount lower than $ 1 thousands.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)
Exercise of option	32,751	*) -	-	-	-	-	-	-	3	-	3
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	792	-	792
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	63	-	63
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Issuance of preferred BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(6,213)	(6,213)

Balance as of December 31, 2015	54,719,037	$139	-	$-	65,685,652	$167	11,000,000	$28	$84,453	$(80,253)	$4,534

*)	Represents an amount lower than $ 1 thousands.

BRAINSGATE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of April 1, 2016 (unaudited)	54,750,674	$139	65,685,652	$167	11,000,000	$28	$84,500	$(81,645)	$3,189
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	39	-	39
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	3	-	3
Total comprehensive loss	-	-	-	-	-	-	-	(1,168)	(1,168)

Balance as of June 30, 2016 (unaudited)	54,750,674	$139	65,685,652	$167	11,000,000	$28	$84,542	$(82,813)	$2,063

	Ordinary shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of April 1, 2015 (unaudited)	54,686,286	$139	65,685,652	$167	11,000,000	$28	$84,324	$(76,542)	$8,116
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	12	-	12
Total comprehensive loss	-	-	-	-	-	-	-	(1,275)	(1,275)

Balance as of June 30, 2015 (unaudited)	54,686,286	$139	65,685,652	$167	11,000,000	$28	$84,336	$(77,817)	$6,853

*)	Represents an amount lower than $ 1 thousands.

CARTIHEAL (2009) LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT ON REVIEW

OF INTERIM FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF

CARTIHEAL (2009) LTD.

Introduction

We have reviewed the accompanying financial information of Cartiheal (2009) Ltd. ("the Company"), which comprises the interim statement of financial position as of June 30, 2016 and the related interim statements of comprehensive loss, changes in shareholders’ equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 25, 2016	A Member of Ernst & Young Global

2

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands
	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited

CURRENT ASSETS:
Cash and cash equivalents	$2,515	$4,011	$16,785
Short-term deposits	12,057	-	410
Restricted cash	31	32	31
Other accounts receivable	283	300	257

Total current assets	14,886	4,343	17,483

LONG-TERM ASSETS:
Long-term deposit	9	13	9
Property and equipment, net	561	374	374

Total long-term assets	570	387	383

Total assets	$15,456	$4,730	$17,866

The accompanying notes are an integral part of the interim financial statements.

3

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$174	$140	$104
Other accounts payables	546	394	480

Total current liabilities	720	534	584

LONG-TERM LIABILITIES:
Warrants to purchase Preferred D shares and other long term liability	458	1,936	405

Total liabilities	1,178	2,470	989

SHAREHOLDERS' EQUITY (Note 5):
Share capital -
Ordinary shares	1	1	1
Preferred shares; Liquidation preference of approximately $ 34,819 at June 30, 2016	19	11	19
Additional-paid-in capital	29,366	13,757	29,366
Receipt on account of shares	285	285	285
Accumulated deficit	(15,393)	(11,794)	(12,794)

Total shareholders' equity	14,278	2,260	16,877

Total liabilities and shareholders' equity	$15,456	$4,730	$17,866

The accompanying notes are an integral part of the interim financial statements.

July 25, 2016
Date of approval of the	Eli Gendler	Nir Altschuler
financial statements	Chief Financial Officer	Chief Executive Officer

4

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Operating expenses:

Research and development, net	$2,515	$1,282	$1,257	$358	$1,730
General and administrative	348	443	166	311	723

Operating loss	2,863	1,725	1,423	669	2,453

Financial income	(212)	(2)	(40)	(11)	(3)
Financial expenses	62	81	134	-	476
Financial expenses (income), net	(150)	79	94	(11)	473

Loss	2,713	1,804	1,517	658	2,926

Total comprehensive loss	$2,713	$1,804	$1,517	$658	$2,926

The accompanying notes are an integral part of the interim financial statements.

5

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares		Preferred shares		Additional paid-in	Receipt on account of	Accumulated	Total shareholders'
	Number	Amount	Number	Amount	capital	shares	deficit	equity

Balance as of January 1, 2015 (Audited)	484,463	$1	3,353,267	$10	$11,354	$285	$(10,077)	$1,573

Total comprehensive loss	-	-	-	-	-	-	(2,926)	(2,926)
Share-based payments	-	-	-	-	-	-	209	209
Issuance of preferred D-2 shares on February 24, 2015 net of $15 issuance expenses	-	-	744,048	2	2,402	-	-	2,404
Issuance of preferred E shares on December 28, 2015 net of $106 issuance expenses	-	-	1,972,041	5	11,667	-	-	11,672
Exercise of warrants to D-2 Preferred shares on December 28, 2015	-	-	744,048	2	3,943	-	-	3,945

Balance as of December 31, 2015 (Audited)	484,463	$1	6,813,404	$19	$29,366	$285	$(12,794)	$16,877

Total other comprehensive loss	-	-	-	-	-	-	(2,713)	(2,713)
Share-based payments	-	-	-	-	-	-	114	114

Balance as of June 30, 2016 (Unaudited)	484,463	$1	6,813,404	$19	$29,366	$285	$(15,393)	$14,278

	Ordinary shares		Preferred shares		Additional paid-in	Receipt on account of	Accumulated	Total shareholders'
	Number	Amount	Number	Amount	capital	shares	deficit	equity

Balance as of January 1, 2015 (Audited)	484,463	1	3,353,267	10	11,354	285	(10,077)	1,573

Share-based payments	-	-	-	-	-	-	87	87
Issuance of preferred D-2 shares on February 24, 2015 net of $15 issuance expenses.	-	-	744,048	1	2,403	-	-	2,404
Total comprehensive loss	-	-	-	-	-	-	(1,804)	(1,804)

Balance as of June 30, 2015 (Unaudited)	484,463	$1	4,097,315	$11	$13,757	$285	$(11,794)	$2,260

The accompanying notes are an integral part of the interim financial statements.

6

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares		Preferred shares		Additional paid-in	Receipt on account of	Accumulated	Total shareholders'
	Number	Amount	Number	Amount	capital	shares	deficit	equity

Balance as of April 1, 2016 (Unaudited)	484,463	$1	6,813,404	$19	$29,366	$285	$(13,925)	$15,746

Total other comprehensive loss	-	-	-	-	-	-	(1,517)	(1,517)
Share-based payments	-	-	-	-	-	-	49	49

Balance as of June 30, 2016 (Unaudited)	484,463	$1	6,813,404	$19	$29,366	$285	$(15,393)	$14,278

	Ordinary shares		Preferred shares		Additional paid-in	Receipt on account of	Accumulated	Total shareholders'
	Number	Amount	Number	Amount	capital	shares	deficit	equity

Balance as of April 1, 2015 (Unaudited)	484,463	$1	4,097,315	$11	$13,757	$285	$(11,169)	$2,885

Total other comprehensive loss	-	-	-	-	-	-	(658)	(658)
Share-based payments	-	-	-	-	-	-	33	33

Balance as of June 30, 2015 (Unaudited)	484,463	$1	4,097,315	$11	$13,757	$285	$(11,794)	$2,260

The accompanying notes are an integral part of the interim financial statements.

7

CARTIHEAL (2009) LTD.
INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from operating activities:

Loss	$(2,713)	$(1,804)	$(1,517)	$(658)	$(2,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	48	38	26	19	80
Revaluation of restricted cash	-	(1)	3	(2)	-
Change of fair value of warrants to purchase Preferred D shares	-	-	-	-	945
Revaluation of royalty bearing government grants	53	(83)	53	(152)	(1,911)
(Increase) in other accounts receivable	(26)	(183)	(85)	(138)	(140)
Increase (decrease) in trade payables	(11)	69	(14)	70	33
Increase (decrease) in other accounts payables	66	(30)	(26)	(80)	56
Share-based payments	114	87	49	33	209

Net cash used in operating activities	(2,469)	(1,907)	(1,511)	(908)	(3,654)

Cash flows from investing activities:

Investment in short term deposits, net	(11,647)	-	349	-	(410)
Investment in long-term deposit	-	(4)	-	(4)	-
Purchase of property and equipment	(154)	(35)	(142)	(22)	(77)

Net cash (used in) provided by investing activities	(11,801)	(39)	207	(26)	(487)

Cash flows from financing activities:

Issuance of warrants to purchase preferred D shares	-	581	-	-	-
Exercise of warrants to D-2 Preferred shares	-	-	-	-	3,000
Issuance of D-2 Preferred shares, net	-	2,404	-	(10)	2,404
Issuance of Preferred E Shares, net	-	-	-	-	11,672
Receipt of government grants	-	18	-	-	896

Net cash provided by (used in) financing activities	-	3,003	-	(10)	17,972

Increase (decrease) in cash and cash equivalents	(14,270)	1,057	(1,304)	(944)	13,831
Cash and cash equivalents at the beginning of the period	16,785	2,954	3,819	4,955	2,954

Cash and cash equivalents at the end of the period	$2,515	$4,011	$2,515	$4,011	$16,785

Non-cash financing transactions:
Purchase of property and equipment	$81	$-	$81	$-	$-
Exercise of warrants to D-2 Preferred shares	$-	$-	$-	$-	$945

The accompanying notes are an integral part of the interim financial statements.

8

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Cartiheal (2009) Ltd. ("the Company") was incorporated and commenced its operations in Israel, on June 2009. The Company operates under the laws of Israel. The Company is developing, manufacturing and bringing to market a novel and comprehensive implant for repair of articular cartilage and osteochondral defects.

b.	Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development and did not generate any revenues.

The Company has incurred losses in the amount of $ 2,713 and negative cash flow from operating activities in the amount of $ 2,469 during the six months ended June 30, 2016, and has an accumulated deficit of approximately $ 15,393 as of June 30, 2016.

The Company plans to continue to finance its operations, as it has in the past, through equity or similar financing rounds. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim financial statements for the six months ended June 30, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting" for interim financial information. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and their accompanying disclosures. The results of operations for the six months ended June 30, 2016, are not necessarily indicative of the results that may be expected for the year ending December 31, 2016, or any future period.

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

9

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in U.S. dollars:

The Company's financing activities including equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. In addition, the Company invests its available cash in dollars interest bearing short term deposits. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized as financial income (expenses) in the Company's statement of comprehensive loss.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest. The short-term bank deposits are presented at their cost, including accrued interest.

The Company interest bearing deposits are invested mainly in dollars, caring an interest ranging from 0% to 1.5%. As of June 30, 2016, 2015 and December 31, 2015, the Company had short-term bank deposits in the amount of $ 12,057, $ 0 and $410, respectively.

f.	Restricted cash

Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for credit cards and rented premises.

g.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

10

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Computers and software	33
Lab equipment	15
Office furniture and equipment	7
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

h.	Impairment for long-lived assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use.

An impairment loss of an asset is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount.

i.	Employee benefits liabilities

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

j.	Research and development expenditures

Research expenditures are recognized in profit or loss when incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes.

11

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead costs that can be directly attributed to preparation of the asset for its intended use. Other development expenditures are recognized in the statement of income as incurred. This asset is measured at cost less any accumulates amortization and impairment

k.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

l.	Accounting for share-based compensation

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions and certain employees/other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company's share price.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.
12

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in statement of comprehensive loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

m.	Financial liabilities

Financial liabilities are initially recognized at fair value. Other liabilities measured at amortized cost are presented less direct transaction costs.

After initial recognition, other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

n.	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions.

Government grants from the OCS in Israel for supporting research and development activities that contain a liability to pay royalties to the state depending on future sales from development are recognized upon receipt as a liability, pursuant to IAS 39 Financial instruments: Recognition and Measurement, if future economic benefits are expected from the research activity that will result in royalties-bearing sales.

At each reporting date, the Company evaluates whether there is reasonable assurance that the liability, in whole or in part, will not be settled (since the Company will not be required to pay royalties) based on the best estimate of future sales, and if so, the appropriate liability is derecognized with a corresponding reduction of research and development expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate liability reflecting the anticipated royalty payments is recognized with a corresponding charge to research and development expenses.

13

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

p.	Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity

1. Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

2. Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

q.	Financial instruments

The carrying amounts of cash and cash equivalents, restricted cash, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

r.	Concentrations of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents and restricted cash are invested in major banks in Israel, management believes that the financial institutions that hold the Company's investments are sound and accordingly minimal credit risk exists with respect to these investments.

14

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-        SHARE-BASED PAYMENTS

During January 2016 the Company’s Board of Directors approved the grant of 35,000 and 449,195 options to purchase Ordinary Shares NIS 0.01 par value each, to service providers and certain employees, respectively, under the 2011 Share Option Plan. During the six month ended June 30, 2016, 8,000 options were forfeited. The exercise price of the options of $0.85 was equal to the fair value of the shares on the date of grant. The fair value of the options at grant date is estimated using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The contractual life of each option granted is ten years. There is no cash settlement of the options.

On June 30, 2016 the Company’s Board of Directors approved the grant of 72,000 options to purchase Ordinary Shares NIS 0.01 par value each, to its employees, under the 2011 Share Option Plan. The exercise price of the options of $0.85 was equal to the fair value of the shares on the date of grant. The contractual life of each option granted is ten years. There is no cash settlement of the options.

The fair value of options granted to its service providers and certain employees during the six months ended June 30, 2016 was estimated on the date of grant using the following assumptions:

Dividend yield (%)	0%
Expected volatility (%)	65%
Risk-free interest rate (%)	1.67% -2.03%
Expected life of share options (years)	6.00-9.81
Weighted average share price ($)	0.85

The weighted average fair value of the options granted during the six month period was $0.51-$0.61. During the six month period ended June 30, 2016 the Company recognized share-based payment expense amounting $ 114.

NOTE 4:-	FAIR VALUE MEASUREMENT

Royalty bearing government grants classified as a liability in accordance with IAS 32. This liability was classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation were determined based on management’s assumptions. The following table presents the fair value measurement hierarchy for the Company's liabilities.

The Company's research and development efforts have been partially financed through grants received from the Office of the Chief Scientist ("OCS"). In return for the OCS participation, the Company is committed to pay royalties to the Israeli Government at a rate of 3% - 3.5% of the sales of its product, up to 100% of the amount of the grants received plus interest at LIBOR. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products. Total grants received through June 30, 2016 amount to approximately $ 2,799.

15

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-        SHAREHOLDERS' EQUITY

a.	Composition of share capital:

	June 30, 2016		December 31, 2015
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	15,000,000	484,463	15,000,000	484,463

Preferred A shares of NIS 0.01 par value each	550,000	416,067	550,000	416,067

Preferred B shares of NIS 0.01 par value each	500,000	196,480	500,000	196,480

Preferred C shares of NIS 0.01 par value each	600,000	245,599	600,000	245,599

Preferred D-1 shares of NIS 0.01 par value each	103,000	102,110	103,000	102,110

Preferred D-2 shares of NIS 0.01 par value each	3,881,300	3,881,107	3,881,300	3,881,107

Preferred E shares of NIS 0.01 par value each	2,200,000	1,972,041	2,200,000	1,972,041

b.	Liquidation preference:

	June 30, 2016	December 31, 2015
	Unaudited

Shares of NIS 0.01 par value:

Ordinary shares	-	-
Preferred A shares	1,208	1,163
Preferred B shares	756	727
Preferred C shares	1,048	1,009
Preferred D-1 shares	495	476
Preferred D-2 shares	19,066	18,349
Preferred E shares	12,246	11,786

Total	34,819	33,510

c.	Rights attached to shares

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared. Ordinary shares and Preferred shares are identical in all aspects, except for some preferential rights granted to the holders of Preferred shares. The Preferred shares are convertible into Ordinary shares at a ratio of 1:1, at the option of the holder and eligible for preferences allocated to each class of preferred shares as defined in the Amended and Restated Articles of Association from December 28, 2015.

16

CARTIHEAL (2009) LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-        SHAREHOLDERS' EQUITY

d.	Issuance of shares

In February 2015, the Company signed an investment agreement, with existing shareholders, for a consideration of $3,000, net of issuance expenses of $15 and $3, for both shares and warrants, respectively, and issued 744,048 Preferred D shares and 744,048 warrants to purchase preferred D shares, in the amount of $ 3,000.

The warrants are convertible into preferred D shares over a period of three years in a different conversion price per year, as defined in the agreement. The amount of preferred D shares to be issued upon conversion is not fixed and is depended on the conversion price at the date of conversion, based on the investor's decision and therefore the warrants were accounted for as a liability in accordance with IAS 32. As of December 28, 2015, the fair value of the warrants amounted to $945.

On December 28, 2015, the Company signed an investment agreement with new and existing shareholders, for a consideration of $11,672, net of issuance expenses of $106 and issued Preferred E shares in the amount of 1,972,041. In addition, as part of the investment round, all existing warrants as described above, were exercised into 744,048 Preferred D-2 Shares for an additional amount of $3,000.

NOTE 6:-        COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company leases office facilities and motor vehicles under operating leases, which expire in various dates, the latest of which is 2016. Future minimum commitments under non-cancelable operating lease agreements as of June 30, 2016 are as follows:

June 30, 2017	$6

$6

Lease expenses for the six months ended June 30, 2016 and the year ended 2015 amounted to $ 69 and $ 138, respectively.

17

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of June 30, 2016

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended March 31, 2016 (the "Last Quarterly Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of March 31, 2016 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2016 (the "Reports");

(2)	Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)	Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)	I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)	Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)	Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)	Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)	No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 29, 2016          ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)	I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2016 (the "Reports" or the "Interim Reports");

(2)	Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)	Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)	I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)	Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)	Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)	Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)	No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 29, 2016          ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of June 30, 2016
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of June 30, 2016 (1 USD = 3.846 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0		0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L.	(1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	228,052
	(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	508,118